Terina Salerno

General Counsel

American Wagering, Inc.

Phone: (702) 735-0101-412

Fax: (702) 735-0142

E-mail: terinas@americanwagering.com

July 7, 2010

Via EDGAR

David R. Humphrey, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0402

Mail Stop 3561

Re:	American Wagering, Inc.
File Number: 000-20685
Comment Letter dated June 4, 2010 re Form 10-K for the fiscal year ended January 31, 2010

Dear Mr. Humphrey:

This letter is in reference to your letter dated June 4, 2010 containing comments of the staff of the Division of Corporation Finance on the Form 10-K of American Wagering, Inc. (the “Company”) as referenced above.

Pursuant to my telephone call on Tuesday, June 29, 2010, with Juan Migone of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond.  I am confirming that, in accordance with my discussion with Mr. Migone, the Company anticipates responding to the comments contained in the June 4 letter on or before July 16, 2010.

If you have any questions, please contact me at (702) 735-0101.

Sincerely,

/s/ Terina Salerno

Terina Salerno
General Counsel

TS:ts

AMERICAN WAGERING INCORPORATED

675 Grier Drive, Las Vegas, Nevada, U.S.A. 89119-3738  •  702 735-5529  •  702 735-0142